EXHIBIT 4.3

THE COLONIAL BANCGROUP, INC.

AMENDED AND RESTATED

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

DATED MAY 2, 2008

1. PARTICIPATION.

All record owners of The Colonial BancGroup, Inc. (“BancGroup”), Common Stock, par value $2.50 per share (“Common Stock”) may participate in the BancGroup Dividend Reinvestment and Common Stock Purchase Plan (“Plan”). Beneficial owners whose shares are registered in names other than their own (for example, in the name of a broker or a bank nominee) must become owners of record by having the number of shares in which they wish to participate transferred into their names or make arrangements with the nominees or other holders of record to participate in the Plan on behalf of such beneficial owners.

Under the Plan, cash dividends on all or less than all shares of Common Stock registered in a participant’s name may be reinvested in additional Common Stock. Participants also may make optional cash payments from $50.00 to $120,000 per year at any time after the participant begins his or her participation in the Plan, provided participants are also participating in the dividend reinvestment portion of the Plan.

2. ENROLLMENT.

Any record owner of Common Stock may enroll in the plan by signing and returning the Plan Authorization Card at any time prior to the record date for the next dividend payment. Reinvestment of dividends will begin with the next dividend payment subsequent to receipt of the Authorization Card.

The Authorization Card appoints BancGroup, or its duly authorized agent (the Plan Administrator), as agent for each participant and directs the Plan Administrator to apply cash dividends as directed by the participant, and any optional cash payment the participant might make, to the purchase of additional shares of Common Stock in accordance with the terms of the Plan.

3. CASH DIVIDEND REINVESTMENT.

Participants may have cash dividends paid on all shares of Common Stock registered in their names automatically reinvested in additional shares of Common Stock at a price equal to 100 percent of the market price average, as defined in Section 6 below. Participants may also have dividends on less than all of the shares registered in their names automatically reinvested at a price equal to 100 percent of the market price average and continue to receive the remainder of their cash dividends. In either case, participants may make optional cash payments for investment in additional shares of Common Stock at a price equal to 100 percent of the market price average. No commission, service charge or management fee is paid by a participant in connection with purchases under the Plan.

4. OPTIONAL CASH PAYMENTS.

Record owners of Common Stock who have chosen to participate in the dividend reinvestment aspect of the Plan may also make optional cash payments in the amounts specified in Section 1 above. Optional cash payments received from a participant not later than three days before an Optional Acquisition Date (as defined below) will be applied to the purchase of additional shares of Common Stock on the next occurring Optional Acquisition Date. The “Optional Acquisition Date” will be the first business day of each month. Such purchases will be made at market prices (using a weighted averaging system as described in Section 6 below) if bought on the open market or at 100 percent of the Market Price Average (as defined below) if bought from BancGroup. Interest will not be paid on uninvested optional cash payments. Any amount received as an optional cash payment will be returned by mail to the participant if BancGroup receives written notice requesting such return at least 48 hours prior to the next Optional Acquisition Date. At the discretion of the Plan Administrator, participants may be allowed to make optional cash payments through automatic account drafts or by similar means.

5. SHARES SUBJECT TO PLAN.

All reinvested dividends and optional cash payments under the Plan will be used to acquire authorized and previously unissued Common Stock, or shares of Common Stock held by BancGroup as treasury stock, or shares of Common Stock purchased for Plan participants in the open market, or a combination of the foregoing.

6. PURCHASES OF STOCK.

The purchase price per share of shares acquired from BancGroup under the Plan with reinvested dividends or optional cash payments on any dividend payment date or Optional Acquisition Date will be the Market Price Average. The “Market Price Average” will be 100 percent of the average of the daily closing prices of BancGroup’s Common Stock reported by the New York Stock Exchange (“NYSE”) for the period of five trading days immediately preceding either the dividend payment date or the Optional Acquisition Date, as applicable. No shares will be sold by BancGroup to participants in the Plan at less than the par value of such shares ($2.50 per share).

The purchase price per share of shares purchased with reinvested dividends or optional cash payments in the open market will be the weighted average price of the Common Stock purchased in the open market for all Plan participants in respect of a particular dividend payment date or a particular Optional Acquisition Date, as applicable. Dividend reinvestment amounts will be invested once each quarter on the dividend payment date for that quarter. Optional cash payments will be invested once each month on the first business day.

The number of shares purchased for a participant depends on the amount of a participant’s dividend and the amounts of optional cash payments, if any, and the purchase price per share.

The participant’s account, maintained by the Plan Administrator, will be credited with the number of shares, including fractional shares computed to three decimal places, equal to the sum of (1) the total amount of dividends to be reinvested divided by 100 percent of the applicable purchase price and (2) the total amount of any optional cash payments to be invested divided by 100 percent of the applicable purchase price. Shares purchased under the Plan will be credited to the participant’s account but will not be registered in the participant’s name nor will certificates be issued to the participant unless requested in writing or upon termination of the Plan.

7. COSTS.

Participants will incur no brokerage commissions or service charges for purchases made under the Plan. All costs of administration of the Plan will be paid by BancGroup. However, if you request the Plan Administrator to sell your Plan shares, you will pay related brokerage fees, commissions and applicable transfer tax.

8. REPORTS TO PARTICIPANTS.

As soon as practicable after each purchase, each participant will receive a statement of their account showing amounts invested, purchase prices, shares purchased, and other information for the year to date. This statement will provide a record of the cost of purchases under the Plan and should be retained for tax purposes. At the end of each year, the Plan Administrator will report to each participant the dividends credited to his or her account for that year on the shares held for him or her and on the shares registered in his or her name. The number of shares credited to a participant’s account will also be shown on the statement.

9. CERTIFICATES.

Certificates for shares of Common Stock purchased under the Plan will not be issued to participants unless requested in writing. A participant may, from time to time, make written request of the Plan Administrator to issue full shares in his or her name or to electronically transfer shares to the participant’s broker. The shares represented by that certificate will be withdrawn from the participant’s account. Any remaining full shares and fractions of a share will continue to be credited to the participant’s account. Certificates for fractions of a share will not be issued.

10.	VOTING OF SHARES.

Participants in the Plan will receive one or more proxies, or be directed to internet availability of proxies, indicating the total number of shares credited to the participant’s account under the Plan. All properly executed proxies received by BancGroup will be voted at shareholders’ meetings as directed by the participants. Properly executed proxies that do not indicate instruction as to the manner in which the shares are to be voted will be voted in accordance with the recommendations of the Board of Directors of BancGroup. Shares represented by proxies that are not returned, or are improperly voted, will not be included unless the participant votes those shares in person.

11.	STOCK DIVIDENDS AND STOCK SPLITS.

Any stock dividends or stock splits distributed by BancGroup on shares credited to the account of a participant under the Plan will be credited to the participant’s account. Stock dividends or split shares distributed on shares registered in the name of the participant will be distributed to the shareholder in the same manner as to shareholders who are not participating in the Plan.

12.	RIGHTS OFFERINGS

If a participant is entitled to participate in a rights offering, his or her entitlement will be based upon the participant’s total holdings, including the shares of Common Stock credited to him or her under the Plan. Rights certificates will, however, be issued for the number of whole shares only.

13.	TRANSFER OF RECORD SHARES.

Shares credited to the account of a participant under the Plan may not be sold, pledged or assigned without first requesting in writing that a certificate for such shares be issued to the participant or provide written instructions to electronically transfer shares to participants’ brokers. If a participant has disposed of all shares registered in his or her name but continues to have shares credited to his or her account under the Plan, the participant’s participation in the Plan will be terminated, and certificates (or cash for fractional shares) will be distributed in accordance with Section 15 hereof. If a participant disposes of only a portion of the shares registered in his or her name the Plan Administrator will continue to reinvest dividends on the remaining shares. If a participant who is reinvesting cash dividends on a portion of the shares registered in his or her name disposes of some but not all of those shares, the Plan Administrator will continue to reinvest the dividends on the remainder of the shares up to the number of shares originally authorized.

14.	CHANGING INVESTMENT OPTION.

A participant may change his or her investment option at any time by signing a new Authorization Card and returning it to the Plan Administrator. An Authorization Card indicating a change of options must be received by the Plan Administrator prior to a particular dividend record date in order to stop or change the reinvestment of dividends paid on the related dividend payment date.

15.	TERMINATION OF ACCOUNT.

A participant may terminate his or her account at any time by notifying the Plan Administrator of such desire in writing. Any such notice received subsequent to the record date for a dividend shall not be effective until dividends have been reinvested and credited to his or her account. Optional cash payments sent to the Plan Administrator may be withdrawn if a written notice of withdrawal is received by the Plan Administrator at least 48 hours prior to the next Optional Acquisition Date.

Within a reasonable time after termination, a certificate for the stock purchased and credited to the participant’s account under the Plan will be issued and delivered to the participant for all full shares. Any fractional interest in a share will be converted to cash based on the closing price of BancGroup’s Common Stock reported on the NYSE on the day the notice of termination is received by the Plan Administrator or the next day on which the NYSE is open if it is closed when the notice is received. Alternatively, the participant may elect to receive a check for the proceeds from the sale of all shares purchased and credited to the participant’s account, including any fractional share, less any brokerage fees, commissions and any applicable transfer tax. The sale will be made as soon as possible after receipt of the notification of termination.

16.	AMENDMENT AND TERMINATION OF THE PLAN.

Notwithstanding any other provision of the Plan, the Board of Directors of BancGroup or any designated committee thereof reserves the right to amend, suspend, modify or terminate the Plan at any time. All participants will receive notice of any such amendments, suspensions or modifications. Upon a termination of the Plan any uninvested optional cash payments will be returned; certificates for full shares credited to a participant’s account under the Plan will be issued to the participant, and payment will be made in cash for any fractional share credited to a participant’s account.

17.	TAXES.

Under Internal Revenue Service rulings provided with similar plans, dividends which the participant reinvests in additional shares of Common Stock under the Plan, will be treated for federal income tax purposes either (1) as having been received by the participant in the form of cash dividends, if such shares are acquired in the open market, or (2) as a taxable stock dividend if such shares are acquired from BancGroup. The participant will not realize any taxable income upon purchase of shares with optional cash payments.

The Internal Revenue Service requires that brokerage commissions and service charges paid by a corporation in connection with the open market purchase of shares pursuant to a dividend reinvestment plan are includible in the gross income of plan participants. If shares are purchased for the participant’s Plan account in the open market, the participant must include in his or her gross income a dividend equal to that portion of any brokerage commissions and service charges paid by BancGroup which are attributable to the purchase of the participant’s shares.

The participant will not realize any taxable income when he or she receive certificates for whole shares credited to their account, either upon their request for such certificates or upon withdrawal from or termination of the Plan. However, the participant will recognize tax gain or loss (which, for most participants, will be capital gain or loss) when whole shares acquired under the Plan are sold or exchanged -either by the Plan Administrator at the participant’s request or by the participant. The participant also will recognize gain or loss when he or she receives a cash payment for a fractional share credited to their account. The amount of such gain or loss will be the difference between the amount that he or she receives for their shares or fractional share and the tax basis.

The tax basis of shares acquired from BancGroup under the Plan by reinvestment of dividends will be equal to the purchase price of the shares acquired. The tax basis of shares acquired by the Plan Administrator in the open market with reinvested dividends will be the purchase price thereof paid by the Plan Administrator plus an allocable share of any brokerage commissions paid by BancGroup. The tax basis of shares purchased with an optional cash payment will be the amount of such optional cash payment plus allocable brokerage commissions. The holding period of shares of Common Stock acquired under the Plan, whether purchased with dividends or optional cash payments, will begin on the day following the date on which the shares are purchased for the participant.

In the case of foreign participants who elect to have their dividends reinvested and whose dividends are subject to United States income tax withholding, dividends reinvested for the participant under the Plan will be reduced by the amount of tax withheld.

Federal tax laws impose certain reporting obligations upon brokers and other middlemen. As a result, the Plan Administrator will be required to report to the participant and to the Internal Revenue Service any sales of Common Stock by the Plan Administrator for the participant’s Plan account. If the participant’s dividends become subject to backup withholding taxes, dividends reinvested for him or her under the Plan will be reduced by the amount of tax required to be withheld.

The foregoing is only an outline of BancGroup’s understanding of some of the applicable tax provisions. For further information as to the tax consequences of participation in the Plan, including any future changes in applicable law or interpretations thereof, the participant should consult with his or her own tax advisor.

18.	NOT A BANK ACCOUNT.

The participant shall have no right to draw checks or drafts against his or her account.

19.	DUTIES AND RESPONSIBILITIES.

BancGroup shall not have any responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to this Plan, nor shall BancGroup have any duties, responsibilities or liabilities except such as are expressly set forth herein. BancGroup shall not be liable hereunder for any act done in good faith, or any good faith omission to act, including, without limitation, any claims of liability (a) with respect to the time or prices at which shares are purchased or sold for a participant’s account, or any inability to purchase or sell shares, for any reason, (b) for any fluctuation in the market value after purchase or sale of shares, or (c) arising out of failure to terminate the participant’s account upon such participant’s death prior to receipt of notice in writing of such death.

20.	GOVERNING LAW.

This Plan is governed by the laws of the State of Alabama.

21. RISK.

Your direct investment in Common Stock credited to your Plan account is no different than any other investment in Common Stock. You alone bear the risk of fluctuations in the market value of the Common Stock. You bear the risk of loss in value and you enjoy the benefits of gains from market price changes with respect to all of your shares.

BancGroup cannot guarantee that the value of the shares purchased under the Plan will, at any particular time, be more than your original investment. You need to make independent investment and participation decisions based on your own judgment, self interest and research.

BancGroup cannot guarantee liquidity in the market, thus your investments and the marketability of your securities may be adversely affected by any future adverse market conditions.